EXERPT FROM MINUTES OF BOARD OF DIRECTORS
                           MEETING ON OCTOBER 24, 2003
                          OF BDI INVESTMENT CORPORATION
                                   RELATING TO
                            RATIFICATION OF CUSTODIAN




           RATIFICATION OF CUSTODIAN

          WHEREAS, BDI Investment Corporation (the "Fund") has previously entered into an agreement with Dean Witter Reynolds & Co. ("Dean Witter") appointing Dean Witter to serve as custodian of the Fund; and

          WHEREAS, the Board has reviewed the existing agreement and has concluded that it would be desirable and in the best interests of the Fund and its shareholders to continue to employ Dean Witter as the Fund's custodian.

          NOW, THEREFORE, BE IT

          RESOLVED, that the continuing employment of Dean Witter as the Fund's custodian is hereby ratified, confirmed and approved; and be it

          FURTHER RESOLVED, that the existing custodian agreement between the Fund and Dean Witter shall remain in effect without modification or change for the ensuing year, and be it

          FURTHER RESOLVED, that the proper officers of the Fund are hereby authorized to take all actions required to continue the relationship with Dean Witter and to provide notice of the foregoing ratification to the Securities and Exchange Commission.




                                            /s/ TERESA WHORTON
                                            -------------------------------
                                            TERESA WHORTON, TREASURER

                           BDI INVESTMENT CORPORATION
       10983 VIA FRONTERA o SAN DIEGO, CALIFORNIA 92127 o (619) 451-0250


                                                         November 28, 1988


Dean Witter Reynolds, Inc.
2386 Faraday Avenue, Suite 200
Carlsbad, CA  92008

Gentlemen:

         You have previously opened an Active Assets Account in the name of the undersigned. This account is being maintained as a custodian account and you have agreed to hold therein securities deposited with or collected by you for such account. This letter agreement will supplement the terms of the Active Assets Account Agreement, a copy of which is annexed hereto. This agreement shall remain in force until revoked by thirty days written notice sent by registered mail by either party to the other.

         All written directions with respect to this account must be personally signed by the Chairman or the President of the undersigned unless sufficient written authority shall have been filed with you, delegating to some other person or persons the power to give directions. However, in your discretion, you may accept such directions whether given orally, by telephone, telegraph, or telecopy, which you believe to be genuine.

         All property held by you in this account shall be kept with the care exercised as to your own securities, and you assume entire responsibility for loss of any securities to the extent of the market value thereof at the date of the discovery of such loss. You agree to maintain in full force and effect during the term of this agreement an excess securities bond for the benefit of the undersigned, which provides not loss than $22,500,000 in excess coverage in the event that you shall become insolvent and all primary coverage for such loss, including any SIPC coverage, shall be exhausted. You agree to provide not less than thirty (30) days advance notice of any termination of or material modification to this coverage.

DEAN WITTER REYNOLDS, INC.
November 28, 1988
Page Two


         You acknowledge and understand that the undersigned is an investment company registered under the Investment Company Act of 1940 (the "Act") and in performing your duties, you agree to comply with the provisions of Rule 17f-1 adopted by the Securities and Exchange Commission (the "SEC") under the Act. Without limiting the generality of the foregoing, you agree as follows:

         1. To deliver all eligible securities to a clearing agency and to utilize such clearing agency to hold such securities for the benefit of the undersigned. Any arrangements which you develop to utilize a clearing agency shall comply with Rule 17f-4(d). Specifically (i) the securities shall be deposited by the clearing agency in an account which includes only assets held by you for customers, (ii) written confirmation of any transfers to or from the account shall be furnished to the undersigned, (iii) you shall, by book-entry or otherwise, identify as belonging to the undersigned, a quantity of securities in a fungible bulk which are registered in your name on the clearing agency's books, and (iv) you shall furnish to the undersigned copies of any reports you receive from time to time from the clearing agency on your system of internal accounting controls.

          2. Securities which are not eligible for deposit with a clearing agency shall be delivered to the undersigned and shall not be held by you.

          3. You shall have no power or authority to assign, hypothecate, pledge or otherwise dispose of any of the securities, except at the direction and for the account of the undersigned.

          4. The securities shall not be subject to any lien or charge in your favor.

          The provisions of paragraphs 2, 3 and 4 above shall not apply to securities bought for or sold to the undersigned by you until the securities have been reduced to physical possession and have been paid for by the undersigned, provided that you shall take possession of such securities at the earliest practicable time.

DEAN WITTER REYNOLDS, INC.
November 28, 1988
Page Three

                             ADDITIONAL INSTRUCTIONS

          1. A statement of securities held in the account shall be forwarded to the undersigned monthly.

          2. The proceeds of sales, redemptions, collections and other receipts, including dividends, interest and other income shall be deposited in the Active Assets Account of the undersigned. Account Number 275-10446-007.

          3. You are to promptly notify the undersigned upon receipt of notice by you of any call for redemption and shall take such action in respect thereto as may be required in order to deliver the securities being redeemed to the redemption agent, to collect the proceeds of the redemption and to deposit such proceeds in the undersigned's account.

          4. Bonds are to be held in registered form and may be registered in the name of your nominee.

          5. You agree to mail to the undersigned on the date of receipt, or as promptly thereafter as possible, confirmation of receipt of any security delivered to you and agree to deposit in the account of the undersigned, and credit on the day of receipt, all dividends, interest and other income as well as the proceeds of sales and redemptions of securities and to mail advices of each such transaction on the date of deposit.


                                            Very truly yours,

                                            BDI INVESTMENT CORPORATION



                                            BY:       /s/ Arthur Brody
                                                -------------------------------
                                                    Arthur Brody, Chairman

ACCEPTED:

DEAN WITTER REYNOLDS, INC.



By:    /s/ Stephen J. Cohen
    ---------------------------
       Authorized Officer

Date:         12/8/88
     --------------------------

                      [LOGO BANNER -- Active Assets Account
           FOR BUSINESSES, NON-PROFIT ORGANIZATIONS AND INSTITUTIONS]

CLIENT INFORMATION
--------------------------------------------------------------------------------
  STANDARD WALLET CHECKS ARE           [ ] DESKTOP     CHECK   [ ] STUBS
  SUPPLIED OR YOU MAY SELECT OPTIONAL                  STYLE
  CHECKS AT AN ADDITIONAL CHARGE       [ ] BUSINESS            [X] REGISTER
--------------------------------------------------------------------------------

-------------------------
ENTER 1st   101 OR HIGHER
CHECK NO.  --------------
DESIRED     0 | 1 | 0 | 1
-------------------------

PRINT NAME AND ADDRESS EXACTLY AS YOU WANT THEM TO APPEAR ON CHECKS AND VISA CARD, TYPE OR PRESS HARD.
--------------------------------------------------------------------------------
   NAME OF               BDI INVESTMENT CORP                ORGANIZATION NAME TO
1  ORGANIZATION                                              APPEAR ON CARD (S)?
                                                                [ ] YES  [X] NO
--------------------------------------------------------------------------------
   NAME OF
2  AUTHORIZED
   INDIVIDUAL (PRIMARY)
--------------------------------------------------------------------------------
 BUSINESS ADDRESS
 (STREET)                10983 VIA FRONTERA
                         SAN DIEGO,  CA    92127
--------------------------------------------------------------------------------
  OPTIONAL IMPRINT
  ON CHECKS
--------------------------------------------------------------------------------
IMPORTANT > PLEASE CIRCLE THE NUMBER DIRECTLY ABOVE THE FIRST LETTER OF YOUR LAST NAME ON EACH NAME LINE ABOVE.

--------------------------------------      ------------------------------------
DWR ACCOUNT                                 BUSINESS
NUMBER          2 7 5 0 1 0 4 4 6           PHONE      6 1 9 4 5 1 - 0 2 5 0
--------------------------------------      ------------------------------------


------------------------------------------------------------------------
                 ACTIVE ASSETS MONEY TRUST                      310
TRUST            -------------------------------------------------------
SELECTION        ACTIVE ASSETS TAX FREE TRUST                   311   X
(CHECK ONE)      -------------------------------------------------------
                 ACTIVE ASSETS GOVT.
                 SECURITIES TRUST                               303
                 -------------------------------------------------------
                 ACTIVE ASSETS INSURED ACCT, AVAILABLE ONLY
                 TO NOT FOR  PROFIT
                 ORGANIZATIONS                                  301
------------------------------------------------------------------------

                         # CARDS 0, 1, 2 ---
-------------------------------------------------------
CARD OPTIONS
INDICATE NUMBER OF  PRIMARY INDIVIDUAL      0
CARDS PER NAME.     -----------------------------------
MAXIMUM OF 2
CARDS PER ACCOUNT.  SECONDARY INDIVIDAL     0

-------------------------------------------------------

--------------------
    FISCAL YEAR          [ ] MY BUSINESS/INSTITUTION
M | M |  | D | D |           IS REGISTERED IN THE U.S.
--------------------

---------------------------------------------------------------------------------------------------------------------------------
PRIMARY PURPOSE OF   [X] INVESTMENT  [ ] INTEREST-BEARING   [ ] BORROWING   [ ] RECORDKEEPING/  [ ] OTHER _____________________
YOUR AAA ACCOUNT                         CHECKING                               ACCOUNTING                  (Please Specify)
---------------------------------------------------------------------------------------------------------------------------------
ORGANIZATION         [ ] PROFESSIONAL CORPORATION (Including Professional Association)  [ ] PARTNERSHIP
OF                   [ ] SUBCHAPTER S CORPORATION                                       [ ] GOVERNMENT
BUSINESS             [ ] OTHER CORPORATION                                              [ ] NON-PROFIT
                     [ ] SOLE PROPRIETORSHIP                                            [ ] UNIFORM GIFT TO MINORS ACT
(CHECK ONE)                                                                             [ ] OTHER _____________________________
                                                                                                       (Please specify)
---------------------------------------------------------------------------------------------------------------------------------
MAJOR INDUSTRY/      [ ] ACCOUNTING                           [ ] FINANCIAL             [ ] MEDICAL
LINE OF BUSINESS     [ ] AGRICULTURAL                         [ ] FOOD/BEVERAGE         [ ] RETAIL
                     [ ] COMMUNICATIONS                       [ ] LEGAL                 [ ] WHOLESALE
(CHECK ONE THAT      [ ] COMSTRUCTION/ARCHITECTURE            [ ] MANUFACTURING         [ ] OTHER _____________________________
BEST DESCRIBES           ENGINEERING                                                                    (Please specify)
YOUR BUSINESS)
---------------------------------------------------------------------------------------------------------------------------------


SIGNATURE SHOULD BE SAME AS THOSE DESIGNATED IN CORPORATE RESOLUTION
---------------------------------------------------------------------------------------------------------------------------------
                                                DATE                                                                  DATE
 X /s/ Arthur Brody                             3/17/84              X  /s/ Donald Brody                             3/17/84
   ------------------------                                          -------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                BELOW FOR DEAN WITTER REYNOLDS USE ONLY
---------------------------------------------------------------------------------------------------------------------------------
ACCOUNT EXECUTIVE SIGNATURE      BRANCH-AE#     DATE                 BRANCH MANAGER SIGNATURE                          DATE

X /s/ Stephen J. Cohen            275/007      3/17/84               X /s/ Stephen J. Cohen                          3/17/84

---------------------------------------------------------------------------------------------------------------------------------
[ ] DWR EMPLOYEE                 [ ] SEARS EMPLOYEE

DOCUMENT CHECKLIST:                                                      ARTICLES OF INCORPORATION/
[ ] AAA AGREEMENT         [ ] CORPORATE RESOLUTION (CASH/MARGIN)     [ ] CHARTER BY LAWS/LETTER           [ ] BROKER TO BROKER
                                                                         OR GUARDIANSHIP                      TRANSFER PAPERS
                                                                         (PROVIDED BY ORGANIZATION)

[LOGO - DEAN WITTER REYNOLDS]

                     [LOGO BANNER -- Active Assets Account
           FOR BUSINESSES, NON-PROFIT ORGANIZATIONS AND INSTITUTIONS]


                                                        DWR ACCOUNT NUMBER
CORPORATE RESOLUTION      PLEASE "X" APPLICABLE BOX     ---------|------------
                          FOR TYPE OF ACCOUNT             2 7 5  | 0 1 0 4 4 6
                          [X] CASH   [_] MARGIN         ---------|------------

To Dean Witter Reynolds Inc.:

          The undersigned Corporation, BDI CORPORATION, (the "Corporation") by its Chairman of the Board, Arthur Brody, hereby authorizes you to open an Active Assets Account in the of the Corporation, pursuant to the resolutions below which were duly adopted by the Board of Directors of the Corporation as of Dec 7, 1983 until revoked by the Corporation by written notice sent to you at your branch office a 6037 Laflecha Racho, Santa Fe, CA.

                                                       BDI CORPORATION
                                             ----------------------------------
                                                        Corporation

                                             By:       /s/ Arthur Brody
                                                -------------------------------
                                                     Chairman of the Board


Donald Brody, being the Secretary of BDI CORPORATION, a New Jersey Corporation, does hereby certify that the following is a true and correct copy of resolutions unanimously adopted by the Board of Directors of the Corporation as of December 7, 1983, in accordance with the Charter and By-Laws of the Corporation, and that said Resolutions appear in the Minute Books of the Corporation, and that the same have not been rescinded or modified, and are in full force and affect.

I further certify that the Corporation is duly organized and existing and has the power to take the action called for by the foregoing resolutions. I futher certify that the persons designated below as the officers of this Corporation have been duly elected to an now hold the offices in this Corporation set forth opposite their respective names and that the following are their true signatures.


      Arthur Brody                               /s/ Arthur Brody
---------------------------              -----------------------------------
  Chairman of the Board                              Signature


     Joseph Largen                         /s/  Joseph Largen
---------------------------              -----------------------------------
        President                                    Signature


      Donald Brody                               /s/ Donald Brody
---------------------------              -----------------------------------
        Secretary                                    Signature


     Joseph Largen                        /s/  Joseph Largen
---------------------------              -----------------------------------
       Treasurer                                     Signature

I further certify that the following officers and/or persons have been duly authorized, individually. I write checks and use VISA(r) cards of the Corporation pursuant to the FIFTH Resolution below and that the following are their true signature:

         NAME/TITLE                                   SIGNATURE

Arthur Brody, Chairman of the Board               /s/ Arthur Brody
-----------------------------------       -----------------------------------

Donald Brody, Secretary                           /s/ Donald Brody
-----------------------------------       -----------------------------------


-----------------------------------       -----------------------------------


-----------------------------------       -----------------------------------


                     [IMPRESSION OF BDI CORPORATION'S SEAL]


--------------------------       IN WITNESS WHEREOF, I have hereunto affixed my
       PLEASE AFFIX              hand and the seal of the Corporation, this 17th
   CORPORATE SEAL HERE           day of March, 1984.
(IF UNAVAILABLE, PROVIDE
  NOTARIZED RESOLUTION                       /s/ Donald Brody
--------------------------       -----------------------------------------------
                                                (Secretary)


     CERTIFIED COPY OF CERTAIN RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

FIRST: Resolved that the Corporation is authorized and empowered to open an Active Assets Accounts with Dean Witter Reynolds, Inc. as described in the Active Assets Accounts Agreement. The Active Assets Account consists of (1) a cash/margin securities accounts ("Securities Account"); (2) Visa(r) card/check account ("Visa(r) Account) With & bank; and (3) selection of one of three no-load money market funds.

SECOND: Resolved that the Securities Account shall be a Cash Account or Margin Account for the purpose of purchasing, selling (including short sales), transferring, exchanging and pledging any and all forms of securities (if a margin account) including, but not limited to options, certificates of deposit or any other type of securities. All orders and instructions, written or oral, relating to the active Assets Account shall be given by the Chairman of the board, and each of them individually is hereby authorized and directed to purchase and/or sell and/or deal in any and all stocks, bonds or other securities, and any one of the aforementioned officers or persons may deliver or accept delivery of and/or pledge and/or endorse and/or direct the transfer of record title of any and all stocks, bonds and other securities held or owned beneficially by this Corporation.

THIRD: Resolved that Dean Witter Reynolds Inc. may deal with any and all of the aforementioned officers and/or persons directly empowered herein as though it were dealing with the Corporation directly.

FOURTH: Resolved that each of the aforesaid officers of this Corporation be, and hereby are, authorized and directed to execute and deliver on behalf of this Corporation any and all agreements, documents, releases and writings that may be required by Dean Witter Reynolds Inc.

FIFTH: Resolved that               NAME/TITLE               NAME/TITLE

 Arthur Brody      Chairman of the Board
------------------------------------------     ---------------------------------
 Donald Brody      Secretary
------------------------------------------     ---------------------------------

--------------------------------------------------------------------------------
are hereby authorized and empowered individually, with counter-signature or co-signature, to write checks, to use Visa(r) Cards and to execute sales drafts or cash advance drafts on the Corporation's Visa(r) Account in accordance with the terms of the Active Assets Account Agreement. Additionally, the corporation shall exercise due diligence to prevent unauthorized use of the Visa(r) Account.

SIXTH: Resolved that the Secretary of the Corporation be and hereby is authorized, empowered and directed to certify, under the seal of the Corporation to Dean Witter Reynolds, Inc.

(a)  a true copy of these resolutions;
(b) specimen signatures of each and every person by these resolutions empowered: and
(c) a certificate (which if required by Dean Witter, shall be supported by an opinion of the general counsel of the Corporation, to Dean Witter) that the Corporation is duly organized and existint, that it's charter empowers it to transact the business by these resolutions defined and that no limitation has been imposed upon such powers by the By-Laws or otherwise.

SEVENTH: Resolved that Dean Witter Reynolds Inc. may rely upon any certification given in accordance with these resolutions as continuing fully effective unless and until it shall receive, due written notice of the amendment, modification or rescission of either such resolution or any such certification. Further resolved that Dean Witter Reynolds Inc. shall not be liable for any act taken upon instruction of any authorized person prior to receipt at written notice of the termination of such persons authority. The failure to supply any specimen signature shall not invalidate any transaction if the transaction if the transaction is in accordance with authority actually granted.

EIGHTH: Resolved that in the event of any change in the offices of powers of persons hereby empowered, the Secretary shall certify such changes of Dean Witter Reynolds Inc., in writing, which certification, when received, shall terminate the powers of the persons previously authorized and empower the persons named therein.